SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)(1)

Echo Healthcare Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

27876C206

(CUSIP Number)

January 3, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 27876C206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,518,100

	6.	Shared Voting Power 92,100

	7.	Sole Dispositive Power 1,629,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,629,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 27876C206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,518,100

	6.	Shared Voting Power 92,100

	7.	Sole Dispositive Power 1,629,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,629,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 27876C206		13G

1.	NAME OF REPORTING PERSONS Knott Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-2835793
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER:	484,600
	6.	SHARED VOTING POWER:	0
	7.	SOLE DISPOSITIVE POWER:	484,600
	8.	SHARED DISPOSITIVE POWER:	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		484,600
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.5%
12.	TYPE OF REPORTING PERSON*		CO

CUSIP No. 27876C206		13G

1.	NAME OF REPORTING PERSONS Knott Partners Offshore Master Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 41-2221142
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER:	699,000
	6.	SHARED VOTING POWER:	0
	7.	SOLE DISPOSITIVE POWER:	699,000
	8.	SHARED DISPOSITIVE POWER:	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		699,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.0%
12.	TYPE OF REPORTING PERSON*		CO

Item 1(a)                                Name of Issuer:

Item 1(b)                                Address of Issuer’s Principal Executive offices:

Item 2(a)                                Name of Person(s) Filing:

David M. Knott; Dorset Management Corporation; Knott Partners, L.P.; and Knott Partners Offshore Master Fund, L.P

Item 2(b)                                Address of Principal Business Office or, if none, residence:

For David M. Knott, Dorset Management Corporation, Knott Partners, L.P.

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

For Knott Partners Offshore Master Fund, L.P.

c/o Walkers SPV Limited, Walker House

87 Mary Street, Georgetown, Cayman  KY1-9002

Cayman Islands

Item 2(c)                                Citizenship or Place of Organization

David M. Knott — United States of America;

Dorset Management Corporation — New York;

Knott Partners, L.P. — New Jersey; and

Knott Partners Offshore Master Fund, L.P. — Cayman Islands

Item 2(d)                                Title of Class of Securities:

Item 2(e)                                CUSIP Number:

Item 3                              If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)                                  ☐    Broker or dealer registered under Section 15 of the Exchange Act;

(b)                                 ☐    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)                                  ☐    Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)                                 ☐    Investment company registered under Section 8 of the Investment Company Act;

(e)                                  ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)                                    ☐    An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g)                                 ☐    A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)                                 ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)                                     ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)                                     ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4                     Ownership:

David M. Knott; Dorset Management Corporation; Knott Partners, L.P.;

and Knott Partners Offshore Master Fund, L.P.

See Rows 5 through 9 and 11 on  pages 2-5.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of Echo Healthcare Acquisition Corp. (the “Company”) set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person, which shares are a constituent part of the Company’s Units (“Units”) of which each Reporting Person may be deemed to hold the number set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person.  Each Unit consists of (i) one share of Common Stock and (ii) one Warrant (“Warrant”).  Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $6.00.  Each Warrant will become exercisable on the later of the Company’s completion of a business combination with a target business or March 17, 2007, and will expire on March 17, 2010, or earlier upon redemption.  The company has identified a target business to acquire and has scheduled a special meeting of its shareholders for 1/4/08, to vote on the proposed combination.  The company and the proposed target have previously entered into a Second Amended and Restated Agreement and Plan of Merger, dated as of October 23, 2007.  The company has proposed completion of the combination as soon as practicable following shareholders approval.

Item 5                     Ownership of Five Percent or Less of a Class

Item 6                     Ownership of More than Five Percent on Behalf of Another Person

Item 7                                                              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Item 8                     Identification and Classification of Members of the Group

Item 9                     Notice of Dissolution of Group

Item 10                  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2008
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

Knott Partners, L.P.
Knott Partners Offshore Master Fund, L.P.

By:	Knott Partners Management, LLC, as General Partner

By:	/s/ David M. Knott
David M. Knott, as managing member